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                                          Filed by ICO-Teledesic Global Limited.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No: 333-46230
             Subject Companies: New ICO Global Communications (Holdings) Limited
                                                           Teledesic Corporation
            The following article was published on October 12, 2000:

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Special Report on Maritime Communications: ICO and Teledesic merger could threaten Inmarsat position

10/11/2000
Lloyd's List International 16
Copyright (C) 2000 LLoyds List; Source: World Reporter (TM)

If the merger of ICO and Teledesic is approved by the US authorities, it may herald the emergence of a rival for Inmarsat as both a satellite operator and as a provider of distress and safety systems. The companies are joining forces to create a global provider of wireless Internet in the Sky satellite communications services and are targeting maritime, aviation, oil and gas, transportation and construction markets. According to Victor Barendse, vice-president of ICO's maritime business, the plan is to provide an end-to-end service for customers via 12 satellite access nodes around the world. ICO/Teledesic's constellation of satellites will interconnect to the ground network so that 'when we sell a minute, it goes all the way to where it is going'. User equipment would be small, about the size of two or three Coca-Cola cans, Mr. Barendse said. It would run with omni-directional antennas and he claimed it would be significantly cheaper to use than existing systems, needing very low maintenance. The system would make communications real time, he said. 'You only pay for the data that you send and you are always on line.' The new system, he said, would ensure that ships could become part of the corporate intranet and there would be plenty of applications for both ships and crews, including on line banking. Although the equipment would also be used for the ship's operational systems, Mr. Barendse does not see this as posing a problem. The low cost of the equipment, he said, meant that it would be possible to install two phones, one for the crew and one for the ship. Data rates will be up to 144 kbts a second. The company also plans to launch a maritime emergency alerting system for ships using its equipment. This will be directed towards national safety authorities, offering a low-cost alternative to the Global Distress and Maritime Safety System. The initial alerting system would be via data, but it would be voice enabled so that national safety authorities could check whether the alert was in fact genuine. One disadvantage of the current GMDSS system was that there was no voice recognition, Mr. Barendse said. He denied that ICO was going head-to-head with Inmarsat over the provision of GMDSS. The International Maritime Organisation was looking at improving the GMDSS system, he said, and ICO/Teledesic was interested in working with the IMO on the new generation GMDSS, not the current one. The company was in any case committed to developing its new national system. Distress alerts would be sent to Rescue Co-ordination Centres giving details of a ship and her heading and the message could be relayed to other ICO-fitted ships in the vicinity. The company had been in consultation with authorities in 10 major countries and there had been a very positive reaction, Mr Barendse said. Trials of the distress alert system, IMEA, are due to start shortly.



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ICO/Teledesic plans to launch its end to end service in 2003. The company was
'very committed to the maritime industry', he said. Inmarsat, he said, had A, B, C, M and mini-m. 'I expect we will provide equipment cheaper than all of them and with the same functionality.' He believed ICO/Teledesic's service would result in a substantial expansion of the market. 'Many people will start having some alternatives.'

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We urge you to read the Prospectus filed by ICO-Teledesic Global Limited and New
ICO Global Communications Holdings with the Securities Exchange Commission as part of a Registration Statement on Form S-4 on September 20, 2000, because it contains important information. The Prospectus will be sent to stockholders of ICO-Teledesic Global Limited, New ICO Global Communications (Limited) and Teledesic Corporation in connection with the solicitation of their approval of the proposed mergers of ICO-Teledesic Global Limited with New ICO Global Communications (Holdings) Limited and Teledesic Corporation with a subsidiary of New ICO.

You may obtain a free copy of the Registration Statement on Form S-4 (File No. 333-46230) and other documents filed by the companies with the Commission at the Commission's web site at www.sec.gov. The Registration Statement may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement may also be obtained from ICO-Teledesic Global Limited by contacting ICO-Teledesic Global Limited, 2300 Carillon Point, Kirkland, WA 98033, Attention: Barbara Worlein.


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